May 16, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Ms. Mara Ransom, Assistant Director

 Re:

PurpleReal.com, Corp.

Second Amendment to Registration Statement on Form S-1

File No. 333-194307

Filed May 16, 2014

Below are Purplereal.com Corp’s. (“the Company’s”) responses to the SEC’s Comment Letter dated May 7, 2014.  On behalf of the Company, on May 16, 2014, I transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form S-1.

General

1.

We amended our disclosure accordingly.

2.

We amended our disclosure accordingly.

3.

We amended our disclosure accordingly.

4.

We amended our disclosure accordingly.

Risk Factors, page I-6.

5.

We amended our disclosure accordingly.

We occupy our business under a month to month rental…, page I-9.

6.

We amended our disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management, page I-17.

7.

We amended our disclosure accordingly.

Plan of Operation, page I-24.

8.

We amended our disclosure accordingly.

9.

We amended our disclosure accordingly.

Ms. Mara L. Ranson

Re:  PurpleReal.com, Corp.

May 16, 2014

10.

We amended our disclosure accordingly.

11.

We amended our disclosure accordingly.

12.

We amended our disclosure accordingly.

Certain Relationships and Related Transactions, page I-22.

13.

 We amended our disclosure accordingly.

Report of Independent Accountants, page F-2.

14.

 The auditors revised their report according to the comment.

Please, do not hesitate to contact me at (941) 723-7564 or diane@harrisonlawpa.com should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison